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                                                                   EXHIBIT 4.14


                             [COMMODORE LETTERHEAD]

                               February 22, 1996

Mr. Misha Krakowsky
3105 Lippo Tower, Lippo Centre
85 Queensway, Hong Kong

            Re: Appointment to Board of Advisors of
                Commodore Environmental Services, Inc.
                and Subsidiaries


Dear Sir:

     Commodore Environmental Services, Inc. (the "Company") is pleased to confirm your appointment to the Board of Directors of the Company (the "Board"), commencing at such time as (a) you shall have accepted your appointment to the Board by countersigning and returning to the Company a counterpart copy of this letter, and (b) the Company shall have in effect directors' and officers' insurance in amounts deemed customary and appropriate by the Board. The Company will notify you at such time as such directors' and officers' insurance has become effective.

     In consideration of your service on the Board, the Company will, upon your acceptance hereof, issue to you stock options entitling you to purchase up to 105,000 shares of common shares of the Company, such stock options (a) to have an exercise price of $.60 per share (subject to adjustment in the event of stock splits, stock dividends, recapitalizations or other such events occurring subsequent to the issuance of the options), (b) to vest and be exercisable at the rate of one-third of the shares subject to such options on each of the first, second and third anniversaries of the effective date of your Board membership and provided that you continue to serve on the Board on the subject anniversary date, (c) to expire not later than the tenth anniversary of the date of issuance of the options, and (d) to otherwise be on the terms and conditions of the Company's standard form of stock option agreement. The Company hereby confirms that neither the initial issuance of nor the periodic vestings under such stock options constitutes a taxable event under current tax laws.

     The Company will also reimburse you for any and all documented reasonable expenses which you may incur in connection with your service on the Board, subject to prior approval of the Chairman or the President of the Company in respect of any material expenditures.

     In the event that any litigation, arbitration or other legal or administrative proceeding is brought against you by reason of your service on the Board or any actions taken by you in such capacity, the Company will, to the fullest extent permitted by law, and subject to the provisions of the Company's Certificate of Incorporation and By-Laws, defend, indemnify and hold you harmless from and in respect of any and all costs, claims, damages, losses, liabilities and expenses (including reasonable attorneys' fees) which you may suffer or incur by reason thereof or in connection therewith; provided, that no indemnification will be provided for any matter or action for which a director of the Company could not be indemnified in accordance with applicable law.

     If the foregoing meets with your approval, kindly confirm your acceptance of your appointment to the Board by countersigning and returning to the Company a counterpart copy of this letter.


                                         Very truly yours,


                                     COMMODORE ENVIRONMENTAL SERVICES, INC.


                                         By: /s/ Bentley J. Blum
                                             -------------------------
                                                 Bentley J. Blum, Chairman
Accepted and Agreed to:


/s/ Misha Krakowsky
---------------------
Misha Krakowsky